CPLX - CLEARPOOL DIGITAL

Decentralized Markets for Everyone - The Freedom to Trade What you Want, When you Want



cplx.io Lewes, DE

Repeat Founder

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Elite Wall Street Pedigree: Pioneers who built core infrastructure for NYSE, HKEx, and ICE
2. Core Tech is Built: Proprietary, battle-tested, tier-1 institutional-grade exchange engine and UX
3. First-Mover: 24/7 blockchain-native trading of Digital, and Real-World Assets (RWAs), and more

4. Highly Profitable Marketplace Model: ~85% gross margins offering good scalability

5. Massive Market: Targeting a $15T decentralized derivatives market, with RWA products growing 40x

6. Vastly Experienced Delivery Team: Decades of experience in household names like VISA and NYSE

7. Strategic Partnerships: Secured launch partnership with RWA-focused blockchain to accelerate growth

8. Gravitational Tokenomics: Deflationary model rewards long-term holding and platform growth

Team



Dr Jamie Allsop CEO

Former Development Director & Global Lead Architect at the NYSE and Head of Technology at TP ICAP. An ISO UK expert in Financial Services and DLT, Jamie holds a PhD in High-Performance Systems and brings 20+ years of capital markets experience

cplx.io



Jeremy Lam Head of Strategy

A crypto pioneer with 10+ years in investment banking. Jeremy was the Head of Product at OMG Network, delivering the first viable Ethereum Layer-2 scaling solution, and holds deep expertise in risk systems and regulatory clearing reform

cplx.io



Mohan Thurairajah President and COO SPV Voting Proxy

With 20+ years building world-class trading systems, Mohan was a key early architect at The ICE, helping scale it globally. He previously served as Global Head of Connectivity at TradingScreen and as a Research Assistant at Oxford

cplx.io



Antonella Richards Head of Delivery

A Development Director with 20+ years of experience leading enterprise IT delivery in highly regulated sectors. She boasts a strong track record of building scalable, fault-tolerant applications at VISA and TP ICAP, the world's largest broker

cplx.io



Dr Jonny Wier Platform Architect

Holding a PhD in visual cryptography, Jonathan is a security expert. He has spent a decade building Clearpool's core exchange platform and successfully delivered two adaptive AI-based hedge fund trading systems into live production

cplx.io



Sophia Wang Business Manager

Bringing 20 years of tech industry experience, Sophia has held director-level positions across sales, marketing, and product strategy. Her strong business foundations ensure CPLX remains focused on building a successful, scalable enterprise

cplx.io



Kris Allsop Software Architect

A seasoned architect of over 20 years who spearheaded the onsite delivery of top global exchanges like SIX and HKEx. Previously served as a Software Architect at NYSE and Euronext, and developed an industry-first decentralized clearing protocol

cplx.io



Ashwin Sivamohan Software Engineer

With a Computer Science degree from the University of Connecticut's School of Engineering, Ashwin has a strong technical foundation and passion for innovation. He supports CPLX's mission to build modern solutions for decentralized markets.

cplx.io

Decentralized Markets for Everyone

Markets you Want, When you Want Them

CPLX brings high-quality decentralized markets to the masses — from individuals who want to speculate on their view of the world, to sophisticated institutions who want borderless, frictionless trading.

Offering 24/7 global access to the most attractive markets in equities, commodities, FX, crypto, or anything else people care about, CPLX represents a true convergence of the best of Traditional Finance (**TradFi**), with the best of Decentralized Finance (**DeFi**).

Unlocking traditional and digital asset markets, and **offering access to the explosive growth of tokenization across all asset classes,** CPLX is the gateway to markets for everyone — and the platform that successfully democratises that value for all who participate on it.

The markets are getting hotter and hotter, with high volatility the norm. CPLX offers unparalleled access to that opportunity, on one of the most advanced democratized platforms today.

With some of the biggest market events happening now, and on their way — energy market turmoil; stock volatility; significant AI-driven sector corrections; massive pre-sale speculation on companies like SpaceX; and the **huge momentum on real-world asset tokenization and decentralized finance** — now is the time to get involved.

In the US in particular the tailwinds are strong, with both the SEC and CFTC announcing supporting initiatives to drive adoption of decentralized finance and tokenization in the past few months. This trend is mirrored globally.

The markets are moving, on CPLX you can move with them!

Primer: The Promise of Decentralization

"We believe tokenization will significantly change how markets work and operate, bringing new levels of liquidity, transparency and efficiency to investors."

— Frank La Salla, President and CEO, DTCC, May 2026

The way people trade financial assets is changing with DeFi bringing the promise of global, always on access to financial markets through decentralized exchanges (DEXs). Importantly, decentralized markets bring additional features not found in traditional structures:

- **The ability to share in DEX profits through yield products** — users commit collateral (digital assets/tokens) to the DEX, which can then utilise that collateral to make markets in which other users can trade. In return, the DEX offers those users, Liquidity Providers (LPs), a yield. Think of lending money to a bank, which utilises that money, and then, in return, offers you

interest. In DEXs, such yields are variable and depend on many factors, such as how effective traders are on the platform.

- **The ability to participate in the operation and control of the DEX** — through various mechanisms, usually by demonstrating ownership of a DEX-issued token, users can often exercise some control, or more directly participate in the operation of the DEX. For example, this might allow users to influence which markets are available on the DEX, or might allow more direct revenue share opportunities by helping with operations.
- **Potential Benefits through the Removal of Intermediaries** — as critical parts of a DEX are typically deployed and executed on a blockchain as "smart contracts", it can, depending on the design, mean that certain intermediaries are no longer needed as users can interact directly with the smart contracts. Reducing the need for intermediaries can lead to lower costs and greater control for users.

The Reality: Inaccessible Markets that Break under Stress

Yes, the way people trade financial assets is changing with DeFi and the promise of global, 24/7 access to markets through DEXs, but they fail to compete with centralized exchanges (CEXs) like Binance and traditional brokers like Robinhood due to deep structural flaws.


Today: Fractured Markets
that Break under Stress
Markets are Slow
and Fragmented
Inaccessible and
Restrictive UX
Limited Products
with Limited Utility
Short-Lived Hype &
Poor User Shelf-Life

- **Markets are Slow and Fragmented** — current markets simply

can't scale, which means many smaller markets, poor pricing and failed trades. Worse, when the markets make big moves, when you really need them, they stop working.

- **Inaccessible and Restrictive User Experience** — complex crypto wallets and clunky interfaces alienate everyday investors, while professional traders find the tools too basic for serious use.
- **Limited Products with Limited Utility** — right now you mostly only trade crypto. If you want access to real-world assets (like stocks, gold and oil) or risk-differentiated yield products your options are limited or non-existent.
- **Short-Lived Hype and Poor User Shelf-Life** — current platforms rely on short-term gimmicks and unsustainable marketing rewards to get users. When those dry up, users leave.

Users pay the Cost of Unfit Infrastructure

These issues cause real impacts to users preventing adoption and growth.


The Annual Cost of Unfit Infrastructure
The Invisible Tax of Fragmentation
~$10 billion
Premature & Unfair Liquidations
$10's of millions
Huge Market Volatility Losses
$10's of billions
Underperforming & Volatile Pool Yields
$100's of millions

- **The Invisible Tax of Fragmentation** — Users typically pay up to 8 basis points or more for the same product on centralized exchanges. That equates to more than $10 billion in losses a year.
- **Premature and Aggressive Liquidations** — Users frequently suffer from premature or unfair liquidations caused by the structural flaws of DEX market microstructures. Price oracle

failures and market manipulation regularly cause user losses in the 10's of $millions.

- **Huge Market Volatility Losses** — Cascading Liquidations, Platform Freezes and Retail Wipeouts, all due to poor infrastructure not being able to cope with fast and volatile markets. These events, in isolation, usually value in the 10's of $billions with retail investors being the hardest hit.
- **Speculative Underperforming Pool Yields** — Structural flaws drive losses due to stale pricing, automatic rebalancing algorithms, and reliance on marketing incentives which results in annual losses of 100's $millions which changes pool participation from investment into pure speculation.

Stagnating Growth and Poor Adoption means Opportunity Loss

DeFi is growing fast but the plumbing simply isn't keeping up, and limiting access to an even bigger opportunity. There are trillions on the table but only CPLX can address a market of that size.

The Solution: CPLX, the best of TradFi and DeFi

CPLX is the next-generation platform that brings the reliability, speed, and quality of traditional finance to the blockchain.


Accessible and Resilient
Markets for Everyone
Risk-Differentiated
Unified Liquidity
Stables
Liquids
Movers
Products Traders Want
When they Want Them
24/7
500
Familiar Access and
Powerful Pro Features
API
Multi-asset: including Stocks,
FX, Commodities and more,
plus blue-chip crypto

Here is how we fix the markets:

- **Trade Real-World Assets 24/7** — A unified liquidity pool and our unique technology allows us to seamlessly offer well priced 24/7 access to traditional assets like Gold (XAU), Nvidia (NVDA), and market volatility indexes alongside mainstream crypto.

- **One Deep Unified Liquidity Pool** — Instead of scattering funds, we pool them together into a single, unified pool. The unified liquidity pool acts as a backstop counterparty across all markets, which means deeper books, tighter pricing, and fewer failed trades vs siloed pools. We then offer users **Productised LP participation** with risk-differentiated tranches: **Stables** (stablecoin basket, lower risk), **Liquids** (stables + blue-chip crypto), **Movers** (adds high-traction altcoins — higher return potential, higher risk).
- **Familiar Access and Powerful Pro-Capabilities** — We offer a clean, intuitive design with simple email logins—just like your favorite stock trading apps—so anyone can participate without needing to be a crypto expert. At the same time Institutional Traders get multi-screen, fast flows and APIs so they can automate and integrate like they would on a traditional desk.
- **"Gravitational Tokenomics"** — DEXs rely on additional incentives to pull and retain traders (tokenomics), and we've designed a smart, sustainable reward system which does just that. Our tokenomics naturally reward long-term users and liquidity providers, ensuring growth sticks around rather than disappearing after a few months. Moreover, the more who participate the better it is for everyone. Our model, like gravity, has built in pull, and the more that come, the greater the that pull attracting more.
- **Elastic Product Model**: This flexible architecture allows CPLX to rapidly launch and adapt 24/7 markets for diverse products —including real-world asset markets like gold and stocks, as well as calendar futures and options—without needing to redeploy the entire platform. Something that is not possible for most decentralized platforms. As markets adapt, we adapt with them.

Why we think we can win

Many teams can imagine out how they might do something like this. Very few teams have repeatedly shipped real, working, exchange-grade systems at institutions like NYSE, NASDAQ, SIX, Hong Kong Exchanges, and ICE.

We combine RWA-capable product thinking, unified liquidity, room for direct, professional market-making, and incentives designed to last—not a race to the bottom on short-term subsidies alone.




Durable Tokenomics
Decentralized Markets with the Performance of TradFi
Gravitational Tokenomics Grows Incentives over Time
1 Low Latency Validators spend CPLX to earn fees
2 More activity increases incentives to run Validators
3 Increases Decentralization and Platform Resilience
CPLX
Users earn CPLX through participation on platform 1
More activity increases demand and value of CPLX 2
Creates durable feedback incentive to come and stay 3
More and Better Markets
Built by Pioneers Converging the Best of TradFi with DeFi
EURONEXT
NYSE
HKEX
香港交易所
ice
TP ICAP
VISA

A Massive Fast Growing Market

The target market today of real-world asset (RWA) derivatives is already large at $250 billion, sitting within a wider, and addressable $1.5 trillion decentralized derivatives landscape. That wider derivatives landscape is anticipated to grow to $15 trillion in 5 years' time, but the real headline is that the RWA derivatives segment is projected to grow to $10 trillion. That's a 40 times increase in size.

Today, that all sits within a $60 trillion broader market, one that CPLX is uniquely positioned to expand into, and one that is anticipated to grow significantly in the coming years.

To scale to markets of that size requires a paradigm shift in the architecture needed to address that opportunity, and only those who have previously built and operated markets of that scale before, markets like NYSE, NASDAQ, and ICE, have an understanding of what is needed. CPLX is designed exactly for this kind of scalability.


Growing Market Opportunity
DEX Perpetuals Volume Today
$6.5 trillion
Est DEX Perpetuals Volume +5 Years
$15 trillion
RWA
$250 billion
40x
growth in RWA derivatives over next 5 years
RWA
$10.0 trillion
RWA derivative products will dominate growth
CEX and DEX Perpetuals Volume
Est Combined Volume +5 Years


$60+ trillion
$140 trillion

Why now, why here?

Markets are moving "on-chain," but the plumbing is still early

In this new "Tokenise Everything" era, RWAs and derivatives are where sophisticated flow is heading; infrastructure winners will be execution and liquidity winners. As more assets become tokenised and more traders want 24/7 access, someone has to build venues that feel boringly reliable when stress hits—not only flashy when marketing is easy.

Rules and standards are catching up—and that helps serious players

Regulatory and standards work is part of our team's DNA. Our CEO acted as a technical witness to the SEC after the May 10 Flash Crash, and we have many touch points with US and EU regulators, all of which builds on our deep US and EU market-structure experience. Adding to that we're national experts for both the ISO Financial Services, and Distributed Ledger Technology and Blockchain committees. We actively participate in driving the new international standards which will shape this space for decades to come.

Community ownership fits the product

If you believe markets should be more open, more transparent, and more user-aligned, owning a piece of the company building the rails can be a meaningful complement to simply trading on them. That is why we are raising on Wefunder.

How We Make Money

Marketplace Model

cplx.io is a marketplace with two primary participants.

- Traders want interesting products, at good prices with reliable execution.
- Liquidity Providers want risk-differentiated yields through funding the platform.

The company earns fees when the marketplace is used.

Revenue Model

Revenue streams are directly linked to trading volume and platform activity — meaning income grows naturally as more participants use the system.

- **Primary Revenue** is acquired through Service Fees from Running Critical Infrastructure — the Company provides a front-end to the exchange and operates essential systems that keep the platform secure and functional, such as real-time price feeds and network validation, such as order matching.
- **Secondary Revenue** will also be acquired through Technical Services for Platform Governance — as a decentralised platform, the platform itself will accrue funds and those funds can be used to pay the company to provide ongoing development, maintenance, and support.



Scalable and Robust
Fee-Driven Marketplace Model
Primary Fee Revenue
Fees are collected from running both the Front-end Platform and Validators based on notional value
Future Services Revenue
The decentralized governance model can pay for Services to improve the platform resulting in secondary revenue
FUTURE Treasury Opportunity
CPLX
Buys to pay DEX
Stakes To Get
Validators
Burns
Liquidity Provider
LLC
Platform Fees
DEX
Yield from Assets
PRIMARY FEE REVENUE
Referral Fee
Pays to Trade
DEX Platform
DAO Treasury
Trader
DAO
FUTURE SERVICES REVENUE

Revenue Protection

We differentiate not just on fee prices but all-in-cost, reliability and product access. 24/7 access to products not available elsewhere, more deterministic risk taking for participants, better overall cost and reliability of behaviours under market stress means we are insulated from race-to-zero pricing unlike our competitors.

Financial Projections

The following statements about financial projections are based on models developed by the company to help quantify the potential revenue based on the estimated market size. They are not revenue, and the company is pre-revenue at this stage. The figures are hypothetical, and they depend on assumptions about trading volume, user adoption, fees, and many other variables. **They are forward-looking estimates, not a guarantee of future performance.**


Financial Projections
The following projections reflect our currently modelled assumptions and expectations. They may change based on many factors including market adoption, regulatory changes, competitive dynamics and operational performance. They are forward-looking estimates and not a guarantee of future performance.
Year 1
Revenue assumes Public Trading before Year-end
Revenue
0.1M
-1.5M
-1.4M
Cost
EBITDA
EBITDA projections assume 85%+ margins and trading volumes of ~$40B per month in year 3 with about $10M of monthly TVL in the Liquidity Pool
5 Year EBITDA Projections
-1.3M
19M
198M
222M
288M
Y1
Y2
Y3
Y4
Y5

To appreciate the assumptions behind the projections, we can say that Year 3 projections assume $40 billion per month in notional trading volume and about $10 million average monthly "Total Value Locked" (TVL) in the liquidity pool (which means the value of assets committed by users into the pool). These numbers are based on fractional capture of current market volumes for similar businesses. Fees assumed are considered comparative market rates. The model assumes a graduated ramp up in establishing market position and activating users. Year 3 is when the project gravitational growth model starts to kick in.

In general the business model scales well as the platform can sustain significant increases in volume without incurring likewise increases in operational costs, which grow at a much slower rate. In line with similar businesses, the projections show an attractive margin of 85+%. Exchange businesses generally can support high margins if they can capture sufficient market share to cover baseline operational costs.

Milestones and Traction

Here is what we can say today:

- **Proven technology integration** — We have spent more than two years adapting a production-proven, ultra-high-performance tier-1 derivatives stack to work with a unique hybrid on-chain deployment architecture. The institutional quality user interface seamlessly combines trading and liquidity pool participation, an industry first, so users can understand all exposure in one place.

- **Liquidity provision innovation** — We have implemented a

unified pool with intuitive differentiated "Stables", "Liquids", and "Movers" products so liquidity providers can choose a risk posture instead of being funnelled into a single opaque pool. Establishing access to these innovative liquidity products through our proprietary and industry-leading front-end is a first for the space.

- **Key Partnerships** — We are working with a new institutionally backed RWA blockchain—for launch marketing and community reach. The partner (to be announced) shares our goals, is fast-growing, and is excited to have our platform on their chain. We are also lining up RWA-focused market makers for our future trading launch, and are working with them to refine our engagement model for maximum impact. We are in conversations with a number of other potential partners covering multiple aspects of our offering, from providing day-one liquidity, to trading communities who can bring early flow.
- **Creating Core Community** — Our waitlist and website traffic have grown even while the public site has been largely "coming soon," which we take as early validation of interest. In addition, we have established an active Discord and Telegram community and seeded our presence on X. We also run successful campaigns on Galxe and Zealy to cement engagement. Part of the investment will be to help fund taking our community to the next level.
- **Security Validation** — We combine automated checks with third-party audits to ensure that our on-chain parts of the hybrid architecture match the quality and security of our battle-tested front-end and matching technology. We were able to have our Liquidity Pool audited by a security company that combines traditional and blockchain security knowledge with their background in capital markets, and who have worked for some of the most well-known names in the blockchain space.

Go-to-Market

We have a disciplined go-to-market strategy that is staged into clear phases:

Phase 1 — Complete: Bootstrap our user **community** and establish initial **partnerships**.

- So far, we've developed a baseline community with over 10 thousand sign-ups on our wait-list, and about 5 thousand users on our Discord and Telegram channels. We're now starting to

grow our X and LinkedIn following.

Phase 2 — In progress: Our current focus is preparing to launch the Liquidity Pool on a compatible Testnet (a test blockchain), essentially a **Liquidity Pool private go-live** to get early feedback from selected early adopters. We have selected the Monad blockchain for this initial Phase.

- We are currently completing internal User Acceptance Testing in preparation for a private go-live.
- We also worked with a leading industry security audit company to complete an audit of our smart contract codebase.

Phase 3 — launch the Liquidity Pool on a compatible Mainnet, such as Monad, as a **public go-live to seed the Liquidity Pool** for a later trading go-live and help kickstart our token economy.

- Key marketing initiatives here will be designed to turn users into invested participants of our token economy and prime them for the trading go-live.

Phase 4 — launch **Trading on Testnet** to drive participant interest, capture user feedback and stress test the system.

Phase 5 — launch full **Trading on Mainnet**, a full public go-live and **initiation of revenue capture** through the business model.

Phase 6 — launch of the **Token Economy** and trading of our Store-of-Value CPLX token.

Next Phases — with the ecosystem now live, subsequent phases will be about expanding the Token Economy to drive users to the platform through our Gravitational Tokenomics model and grow the product offering for those that come. This will include expanding the available markets for trading and features available to support that.

Use of Funds

With the core technology built, this initial raise is focused on product readiness to launch Phase 5, Public Trading. The raise amount of $1.235M will be prioritised to deliver that readiness with the majority of funds allocated toward engineering and delivery activities along with initial operations capacity and security and audit activities. In support of this launch readiness the remaining focus will be on our initial marketing ramp up to position the Public Launch.




Use of Funds
Administrative 1%
Prof Services 3%
Marketing 5%
Operations 4%
Ops Support 2%
Security & Audits 8%
Engineering 69%

Engineering and Delivery (69%) — Retain and expand engineering capacity, reduce key-person risk, and progress towards readiness for Trading go-live.

Operations (4%) — Operations, including infrastructure costs and . Will grow once Trading go-live is reached.

Operational Support (2%) — Operations, including infrastructure and support. Will grow once Trading go-live is reached.

Security and Audits (8%) — Pay for ongoing reviews, tooling, and incident readiness.

Marketing and Community (5%) — Education, partnerships, demos, and campaigns that attract real users, not only hype. Note, our tokenomics model will allow us to offer additional incentives to the community which has no capital cost to the business outside of reach and distribution costs.

Legal, Compliance and other Professional Services (3%)— Legal, compliance and finance costs in preparation for Trading go-live and to support fundraising structures and establishing the platform tokenomics.

General and Administrative (1%) — General day-to-day operating expenses, insurance and core business infrastructure and subscriptions.

Note: we have reserved approximately 8% of funds to cover fundraising fees and related expenses. This amount is already included in the Use of Funds numbers presented above.

Invest in CPLX

We did not start from a meme coin playbook. We started from **matching engines, risk, institutional UX** and **venues that had to**

work on bad days—because that is what markets are.

We believe decentralised finance deserves the same **professional discipline** as the best centralised systems: clear rules, honest incentives, and interfaces that respect both beginners and professionals. We also believe **community ownership** matters—markets should not be owned only by a tiny inner circle.

cplx.io is our answer: **unified liquidity**, serious **derivatives**, **RWAs**, and economics designed so people **stay** because the **product** works—not because a **temporary subsidy** is paying them to click.

Trading financial assets *is changing* with **DeFi** and **Tokenization**. That's now undeniable, and the US wants to lead that charge on delivering on the promise of **global, 24/7 access to financial markets** through decentralised infrastructure. Well now that CPLX is here, that can become a reality.

The markets are moving, and moving fast. **Join us at CPLX and move with them!**